March 26, 2026

Annmarie Gayle
Chief Executive Officer
Coda Octopus Group, Inc.
3300 S Hiawassee Rd., Suite 104-105
Orlando, FL 32835

       Re: Coda Octopus Group, Inc.
           Registration Statement on Form S-3
           Filed on March 19, 2026
           File No. 333-294438
Dear Annmarie Gayle:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Louis A. Brilleman, Esq.